Exhibit 99.1

CIBC Announces Appointment of John Manley as Chair of the Board

TORONTO, Dec. 4, 2014 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today the appointment of the Honourable John P. Manley, P.C., O.C., as Chair of the Board, effective upon his re-election as a director at CIBC's Annual General Meeting on April 23, 2015.

Mr. Manley has been an independent director of CIBC since 2005. He will succeed Charles Sirois, who will step down from the Board at the next annual meeting, after six years as Chair and 18 years as a CIBC director.

"I am honoured to succeed Charles Sirois as Chair, and grateful for the Board's confidence," said Mr. Manley. "I look forward to working with my fellow directors and our management team to build on the strong foundation for success that Charles did so much to establish."

"It has been a privilege to serve on the Board of CIBC and I am very proud to have been a part of the bank's evolution," said Mr. Sirois. "I have every confidence in John's ability to lead the Board as it oversees the next phase of CIBC's growth and development."

Mr. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives, which represents the CEOs and entrepreneurs of 150 leading Canadian corporations, and a director of CAE Inc. and Telus Corporation.

Mr. Manley is former Deputy Prime Minister of Canada. He was first elected to Parliament in 1988 and was re-elected three times. From 1993 to 2003 he served as Minister in the Cabinet portfolios of Industry, Foreign Affairs, and Finance. Mr. Manley was Counsel at McCarthy Tétrault LLP from 2004 to 2009. An Officer of the Order of Canada, Mr. Manley holds a Bachelor of Arts degree from Carleton University and a J.D. degree from the University of Ottawa, and has received honourary doctorates from the University of Ottawa, Carleton University, and the universities of Toronto and Western Ontario.

About CIBC

CIBC is a leading Canadian-based global financial institution with nearly 11 million personal banking and business clients. Through our three major business units - Retail and Business Banking, Wealth Management and Wholesale Banking - CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com.

SOURCE CIBC - Investor Relations

%CIK: 0001045520

For further information:

Kevin Dove, Head of External Communications, CIBC, 416-980-8835, kevin.dove@cibc.ca

CO: CIBC - Investor Relations

CNW 05:54e 04-DEC-14